Leading Brands, Inc.
Second Quarter Report

Period Ended August 31, 2006

Note: These financial statements have not been reviewed by the Company’s auditors

Report to Shareholders

“TrueBlue® has now made its way into more than 14,000
chain grocery stores across the United States and
Canada and that total is growing every month. “

To our Shareholders:

Net income for the quarter was $320,000, or $0.02 per share, versus a net loss of $158,000 or $0.01 per share in Q2 of fiscal 2005. Gross revenue for the quarter was $15,740,000, versus $11,395,000 in Q2 of the prior year, an increase of $4,345,000. US dollar quarter over quarter gross revenue growth was 38%.

YTD net income was $585,000 or $0.04 per share, versus net income of $142,000 or $0.01 per share in the same period last year. YTD gross revenue was $28,975,000, versus $20,551,000 in the first half of last year, an increase of $8,424,000 or 41%, significantly greater than the 35% growth seen in the last half of fiscal 2005 or 0.03% in the same six month period last year.

Discounts, rebates and slotting fees rose from $493,000 in the second quarter of fiscal 2005 to $1,216,000 this past quarter, an increase of more than $700,000. These higher amounts were directly related to new slotting fees and promotions supporting the launch of, and expanding distribution for, TrueBlue® and the Company’s other brands. Cash inflow from operations for the quarter was approximately $1,058,000, or $0.07 per share, before more than $198,000 in non-cash stock based compensation charges. YTD cash inflow from operations before stock based compensation expense was $1,856,000 or $0.12 per share.

We continue to see strong sales growth from our portfolio of premium beverage brands, which recently grew to include INFINITY® Health Water™. TrueBlue® has now made its way into more than 14,000 chain grocery stores across the United States and Canada and that total is growing every month. I believe that a key indicator of our progress is the cash generated by our operations, obviously before non-cash stock based compensation charges. It is a testament to our Integrated Distribution System that we are able to produce material cash flow while growing at this significant pace. That cash flow allows us to continue to invest behind all of our brands to achieve additional growth.

I am also looking forward to our TrueBlue® marketing campaign gearing up in California next month. We are anxious to see what the impact of a broad-scale program such as this will have on our brand awareness and sales in a couple of the largest US markets. If it meets with the success we hope, our goal is to roll it out to other large North American cities.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae

Chairman & CEO

Forward Looking Statements:
Certain information contained herein includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included herein are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Any non-GAAP financial measures referenced herein such as “EBITDA”, “cash inflow from operations” or the like do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Leading Brands, Inc - Q2 REPORT	1

Management’s Discussion & Analysis

For the three and six months ended August 31, 2006

September 20, 2006

The following information should be read in conjunction with the Company’s February 28, 2006 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar .com .

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management throughout most of North America. The Company is North America’s only fully integrated premium beverage company with a coast-to-coast distribution network that supports company brands and a wide range of complementary products from other brand owners. It is also a producer and distributor of private label products and a co-packer for major branded beverage items.

Overall Performance

The Company reported an income of $319,913 in the three months ended August 31, 2006 compared to a loss of $158,101 in the same quarter of the prior year. The Company experienced gross revenue growth of $4,344,856, a 38.1% increase over the same quarter of the prior year. Although the gross margin increased $1,339,648 it was impacted by the amortization of slotting fees and discounts to support the branded beverage products. The gross mar -gin increase was partially offset by an increase in selling, general and administration (SG&A) expenses of $671,702. The increase in SG&A expenses is primarily attributable to increases in the Company’s sales force to promote the Company’s new brands and an increase in non-cash stock based compensation expense of $101,433 mostly due to the increased market price of the Company’s stock, causing the revaluation of certain options granted in previous periods. The Company continues to focus on increasing the distribution of its brands and building its co-pack business while controlling overhead costs.

Results of Operations

INTRODUCTION

The Company is involved in two main business functions, the operation of two bottling plants and the distribution of the Company’s brands and other licensed brands. The plants provide bottling services to large co-pack customers and national grocery chains for their products and also produce the Company’s branded products. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through the Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores.

The Company’s goal is to increase production volume and sales by securing additional volume from its existing co-pack customers, securing new production contracts from customers requiring bottling services, and increasing distribution of the Company’s branded beverage products and other food and beverage products licensed to the Company through distribution contracts. The Company’s major focus is to accomplish this while incurring minimal increases in selling, general and administrative costs to create increased profit for the Company.

Quarter ended August 31, 2006

SALES

	Quarter ended	Quarter ended
Revenue	August 31, 2006	August 31, 2005	Change

Bottling Plants	$4,983,680	$4,444,333	$539,347

Distribution and Other	$10,756,591	$6,951,082	$3,805,509

Total Gross Revenue	$15,740,271	$11,395,415	$4,344,856

Discounts, rebates and slotting fees	($ 1,216,479)	($ 492,506)	($ 723,973)

Net Revenue	$14,523,792	$10,902,909	$3,620,883

2	Q2 REPORT - Leading Brands, Inc

Gross sales for the quarter ended August 31, 2006 were $15,740,271 compared to $11,395,415 for the same quarter of the previous year, representing an increase of 38.1% . The increase in plant revenue of $539,347 is the net of an increase in co-packing revenue of $587,387 from the Company’s co-pack customers and a decrease in revenue from sales to customers where the Company supplies the raw materials of $48,040 due to reduced sales of certain private label brands. The increase in distribution and other rev -enue of $3,805,509 consists primarily of an increase in sales of branded beverage products. Sales discounts, rebates and slotting fees for the quarter ended August 31, 2006 were $1,216,479 compared to $492,506 in the same quarter of the previous year. The increase of $723,973 represents an increase in sales discounts, rebates and slotting fees related to the sales of branded products in the amount of $617,867 and an increase in discounts and volume rebates related to the bottling plants in the amount of $106,106.

Six months ended August 31, 2006

	Six months ended	Six months ended
Revenue	August 31, 2006	August 31, 2005	Change

Bottling Plants	$9,448,824	$8,568,312	$880,512

Distribution and Other	$19,525,755	$11,982,846	$7,542,909

Total Gross Revenue	$28,974,579	$20,551,158	$8,423,421

Discounts, rebates and slotting fees	($ 2,343,890)	($ 717,975)	($ 1,625,915)

Net Revenue	$26,630,689	$19,833,183	$6,797,506

Gross sales for the six months ended August 31, 2006 were $28,974,579 compared to $20,551,158 for the same period of the previous year, representing an increase of 41%. The increase in plant revenue of $880,512 is the net of an increase in co-packing revenue of $1,051,521 from the Company’s co-pack customers and a decrease in revenue from sales to customers where the Company supplies the raw materials of $171,009 due to the discontinuance of the production of SoBe® and reduced sales of certain private label brands. The increase in distribution and other revenue of $7,542,909 consists primarily of an increase in sales of branded beverage products. Sales discounts, rebates and slotting fees for the six months ended August 31, 2006 were $2,343,890 compared to $717,975 in the same period of the previous year. The increase of $1,625,915 represents an increase in sales discounts, rebates and slotting fees related to the sales of branded products in the amount of $1,467,844 and an increase in discounts and volume rebates related to the bottling plants in the amount of $158,071.

COST OF SALES AND MARGIN

Quarter ended August 31, 2006

	Quarter ended	Quarter ended
Cost of Sales	August 31, 2006	August 31, 2005	Change

Bottling Plants	$2,618,942	$2,460,667	$158,275

Distribution and Other	$7,470,100	$5,347,140	$2,122,960

Total	$10,089,042	$7,807,807	$2,281,235

Cost of sales for the quarter ended August 31, 2006 was $10,089,042 compared to $7,807,807 for the same quarter of the previous year, representing an increase of 29.2% . The increase in plant cost of sales of $158,275 is the net of an increase in co-packing cost of sales of $189,793 from the Company’s main co-pack customers and a decrease in cost of sales for customers where the Company supplies the raw materials of $31,518 due to reduced volume of certain private label brands. The increase in distribution and other cost of sales of $2,122,960 consists primarily of an increase in cost of sales for branded beverage products.

Six months ended August 31, 2006

	Six months ended	Six months ended
Cost of Sales	August 31, 2006	August 31, 2005	Change

Bottling Plants	$5,087,045	$4,683,399	$403,646

Distribution and Other	$13,534,482	$9,016,487	$4,517,995

Total	$18,621,527	$13,699,886	$4,921,641

Cost of sales for the six months ended August 31, 2006 was $18,621,527 compared to $13,699,886 for the same period of the previous year, representing an increase of 35.9% . The increase in plant cost of sales of $403,646 is the net of an increase in co-packing cost of sales of $546,590 from the Company’s main co-pack customers and a decrease in cost of sales for customers where the Company supplies the raw materials of $142,944 largely due to the discontinuance of the production of SoBe® and reduced volume of certain private label brands. The increase in distribution and other cost of sales of $4,517,995 consists primarily of an increase in cost of sales for branded beverage products.

Quarter ended August 31, 2006

	Quarter ended	Quarter ended
Margin	August 31, 2006	August 31, 2005	Change

Bottling Plants	$2,201,599	$1,926,632	$274,967

Distribution and Other	$2,233,151	$1,168,470	$1,064,681

Total	$4,434,750	$3,095,102	$1,339,648

Margin Percentage	30.5%	28.4%	2.1%

Leading Brands, Inc - Q2 REPORT	3

Margin for the quarter ended August 31, 2006 was $4,434,750 compared to $3,095,102 in the same quarter of the previous year, an increase in margin of $1,339,648. The margin percentage increased 2.1% in spite of increased sales discounts and slotting fees to promote branded beverage products. The increase in plant margin of $274,967 is the result of an increase in co-packing margin of $305,126 from the Company’s main co-pack customers and a decrease in margin from sales to customers where the Company supplies the raw materials of $30,159 due to reduced volume of certain private label brands. The increase in distribution and other margin of $1,064,681 consists primarily of an increase in margin from branded beverage products.

Six months ended August 31, 2006

	Six months ended	Six months ended
Margin	August 31, 2006	August 31, 2005	Change

Bottling Plants	$4,093,678	$3,774,883	$318,795

Distribution and Other	$3,915,484	$2,358,414	$1,557,070

Total	$8,009,162	$6,133,297	$1,875,865

Margin Percentage	30.1%	30.9%	(0.8%	)

Margin for the six months ended August 31, 2006 was $8,009,162 compared to $6,133,297 in the same period of the previous year, an increase in margin of $1,875,865. The decrease in margin percentage of 0.8% is due to increased sales discounts and slotting fees to promote branded beverage products. The increase in plant margin of $318,795 is the result of an increase in co-packing margin of $360,494 from the Company’s main co-pack customers and a decrease in margin from sales to customers where the Company supplies the raw materials of $41,699 largely due to the discontinuance of the production of SoBe® and reduced volume of certain private label brands. The increase in distribution and other margin of $1,557,070 consists primarily of an increase in margin from branded beverage products.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

For the quarter ended August 31, 2006, these expenses increased $671,702 from $2,773,595 to $3,445,297, or 24.2% . Selling expenses increased $304,992 to promote the Company’s brands, stock based compensation expense increased $101,433 largely due to the increased market price of the Company’s shares resulting in revaluation of certain options issued in prior periods, administration wages and outside contract services increased $120,263, bottling plant expenses increased $95,421, corporate relations expenses increased $39,195 and other selling, general and administration expenses increased $10,398. All of the amounts mentioned were impacted by the effects of currency translation.

For the six months ended August 31, 2006, these expenses increased $1,234,534 from $4,987,082 to $6,221,616, or 24.8% . Selling expenses increased $546,575 to promote the Company’s brands, stock based compensation expense increased $166,351 largely due to the increased market price of the Company’s shares resulting in revaluation of certain options issued in prior periods, administration wages and outside contract services increased $205,821, bottling plant expenses increased $136,607, outside storage costs increased $70,541 due to higher inventory levels, corporate relations expenses increased $39,466, legal costs were higher due to a legal fee recovery of $47,300 in the prior year and other selling, general and administration expenses increased $21,873. All of the amounts mentioned were impacted by the effects of currency translation.

OTHER EXPENSES

For the quarter ended August 31, 2006, depreciation remained consistent with the same quarter of the prior year at $210,048 compared to $209,642. Amortization of deferred costs also remained consistent at $20,194 compared to $22,468 in the same quarter of the prior year. Interest increased by $46,964 from $83,120 to $130,084 due to higher average borrowing levels, higher interest rates and the effect of currency translation. In the quarter ended August 31, 2006, the company recorded a non-cash income tax expense in the amount of $309,214 corresponding to operating income in the Canadian operating entity, compared to $163,968 in the same quarter of the prior year. For the six months ended August 31, 2006, depreciation remained consistent with the same period of the prior year at $414,549 compared to $416,004. Amortization of deferred costs also remained consistent at $41,509 compared to $44,639 in the same period of the prior year. Interest increased by $94,037 from $161,814 to $255,851 due to higher average borrowing levels, higher interest rates and the effect of currency translation. In the six months ended August 31, 2006, the company recorded a non-cash income tax expense in the amount of $490,881 corresponding to operating income in the Canadian operating entity, compared to $381,270 in the same period of the prior year.

4	Q2 REPORT - Leading Brands, Inc

Summary of Quarterly Results

	AUGUST 31		MAY 31		FEBRUARY 28		NOVEMBER 30
	2006	2005	2006	2005	2006	2005	2005	2004

Net sales / operating revenue	$14,523,792	$10,902,909	$12,106,898	$8,930,274	$8,079,388	$6,623,496	$8,846,295	$6,864,239

Income (loss)	$319,913	$(158,101)	$264,843	$300,436	$(866,883)	$150,638	$(550,880)	$(433,760)

Income (loss) per share	$0.02	$(0.01)	$0.02	$0.02	$(0.05)	$0.01	$(0.04)	$(0.03)

Net Income (loss) per share, diluted	$0.02	$(0.01)	$0.02	$0.02	$(0.05)	$0.01	$(0.04)	$(0.03)

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The new stock based compensation rules create a non-cash expense to sales, general and administration expenses. Income/ loss by quarter would be as follows without this expense:

	AUGUST 31		MAY 31		FEBRUARY 28		NOVEMBER 30
	2006	2005	2006	2005	2006	2005	2005	2004

Income (loss)	$319,913	$(158,101)	$264,843	$300,436	$(866,883)	$150,638	$(550,880)	$(433,760)

Stock based compensation	$198,813	$97,380	$125,128	$60,210	$83,370	$68,205	$55,165	$15,023

Income (loss) excluding stock based compensation expense	$518,726	$(60,721)	$389,971	$360,646	$(783,513)	$218,843	$(495,715)	$(418,737)

Liquidity and Capital Resources

As at August 31, 2006 the company had positive working capital of $2,019,017 compared to negative working capital of $307,554 at February 28, 2006. This improvement in working capital mostly resulted from cash generated through operating income and proceeds from the issuance of common shares on the exercise of options. Bank indebtedness at August 31, 2006 was $2,884,353 compared to $2,617,294 for the prior year-end. There were no cash or cash equivalents as at August 31, 2006 or at the prior year-end. The Company was in compliance with all covenants at August 31, 2006.

The Company has an operating line of $4,976,025, subject to the availability of eligible collateral, resulting in unused borrowing capacity of $2,091,672 at August 31, 2006. The Company believes that it currently has sufficient working capital to continue operations for the next twelve months and thereafter.

Net cash generated from operating activities for the three months ended August 31, 2006 was $780,147 compared to $254,979 in the same quarter of the prior year. In the quarter ended August 31, 2006, cash in-flow from operations was $1,058,182 compared to $335,767 in the same quarter of the prior year. This was offset by the changes in non-cash working capital which utilized $278,035 compared to $80,788 in the same quarter of the prior year. Inventory utilized $182,991 due to slightly higher inventory levels and accounts payable utilized $455,766 due to shorter average days outstanding which was offset by $188,820 generated by the reduction of accounts receivables due to shorter average days outstanding and prepaid expenses that generated $171,902 due to the amortization of slotting fees, insurance premiums and other prepaid expenses. In the same quarter of the prior year, working capital changes utilized $80,788 due to an increase in trade accounts receivables that utilized $938,576 related to seasonal increases in sales and a reduction in sales to co-pack customers having credit terms of 15 days and an increase in sales to distribution customers with credit terms of 30 days, an increase in inventory that utilized $70,021, an increase in prepaid expenses that utilized $397,248 mostly due to slotting fees and prepaid insurance premiums, offset by an increase in accounts payable due to longer average days outstanding that generated $1,325,057.

Net cash utilized in operating activities for the six months ended August 31, 2006 was $634,490 compared to $44,316 in the same period of the prior year. Cash inflow from operations was $1,855,636 compared to $1,141,991 in the same period of the prior year. A major difference between

Leading Brands, Inc - Q2 REPORT	5

the current period and the same period of the prior year is the change in non-cash working capital items. In the six months ended August 31, 2006, working capital changes utilized $2,490,126 due to an increase in accounts receivables that utilized $1,451,773 due to higher sales volumes, an increase in inventory that utilized $254,390 and a decrease in accounts payable that utilized $924,907. Prepaid expenses generated $140,944 due to lower slotting fee balances offset by an increase in insurance premiums, other prepaid expenses and equipment deposits. In the same period of the prior year, working capital changes utilized $1,186,307 due to an increase in trade accounts receivables that utilized $1,562,541 related to seasonal increases in sales, an increase in inventory that utilized $1,272,456 due to the Company’s new TrueBlue® product, an increase in prepaid expenses that utilized $575,744 for prepaid general insurance premiums and slotting fees offset by an increase in accounts payable that generated $2,224,434.

In the quarter ended August 31, 2006, net cash utilized in investing activities was $111,658 compared to $62,552 in the same quarter of the prior year, all of which was expended on the purchase of capital assets. In the cur -rent quarter, $79,346 was expended on equipment for the bottling operations and $32,312 was expended on office equipment, software and leasehold improvements. In the quarter ended August 31, 2005, $15,616 was expended on equipment for the bottling operations and $46,936 was expended on office equipment, software and leasehold improvements.

In the six months ended August 31, 2006, net cash utilized in investing activities was $222,092 compared to $116,200 in the same period of the prior year. In the current period, $222,092 was expended on the purchase of capital assets compared to $122,756 in the six months ended August 31, 2005. In the six months ended August 31, 2006, $154,224 was expended on equipment for the bottling operations, $23,979 was expended on vehicles and $43,889 was expended on office equipment, software and leasehold improvements. In the six months ended August 31, 2005, $56,076 was expended on equipment for the bottling operations, $9,043 was expended on vehicles and $57,637 was expended on office equipment, software and leasehold improvements. In the six months ended August 31, 2005, the sale of assets generated $6,556 from the sale of vehicles.

In the quarter ended August 31, 2006, financing activities utilized $668,489 compared to $192,427 in the same quarter of the prior year. In the current quarter, the Company repaid long-term debt of $138,447 compared to $216,050 in the quarter ended August 31, 2005 due to the longer amortization of the term loan. In the current quarter the Company utilized $1,325,888 to decrease bank indebtedness compared to $4,694 in the same quarter of the prior year. In the quarter ended August 31, 2006, the Company generated $795,846 from the issuance of common shares relating to the exercise of options compared to $28,317 in the same quarter of the prior year.

In the six months ended August 31, 2006, financing activities generated $856,582 compared to $160,516 in the same period of the prior year. In the current six months, the Company repaid long-term debt of $276,715 compared to $430,422 in the same period of the prior year due to the longer amortization of the term loan. In the six months ended August 31, 2006 the Company generated $212,348 from an increase in bank indebtedness due to the increase in the bank operating line limit to sustain higher accounts receivable and inventory levels supporting the Company’s sales growth offset by a reduction of bank indebtedness due to cash generated from operations. In the six months ended August 31, 2005 bank indebtedness generated $562,621 mostly due to the increase in the bank operating line limit to sustain higher accounts receivable and inventory levels supporting the Company’s sales growth. In the six months ended August 31, 2006, the Company generated $920,949 from the issuance of common shares relating to the exercise of options compared to $28,317 in the same period of the prior year.

Trend Information

Sales in the current fiscal year continue to trend higher than the comparable period in the prior year. This is primarily due to the increased sales of branded beverage products. The strength of the Canadian dollar compared to the US dollar over the prior year has a positive effect on the Company’s cost of goods sold in the Canadian market. This is partially offset by the increased costs of goods sold into the US market.

Related Party Transactions

The Company had no changes to related party agreements during the quarter.

Disclosure of Outstanding Share Data

At September 20, 2006 the Company had 15,878,707 issued and outstanding common shares.

There were also 2,255,048 issued and outstanding stock options, of which 1,470,890 were vested.

6	Q2 REPORT - Leading Brands, Inc

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	August 31	February 28
(EXPRESSED IN UNITED STATES DOLLARS)	2006	2006

ASSETS
Accounts receivable	$4,844,553	$3,256,711
Inventory	4,503,380	4,127,551
Prepaid expenses and deposits (Note 2)	616,266	737,820
Future income taxes - current (Note 3)	307,609	299,137
	10,271,808	8,421,219

Property, plant and equipment	10,055,372	9,970,301
Trademarks and rights	98,579	95,865
Goodwill (Note 4)	3,034,057	2,950,504
Deferred costs	31,651	72,004
Other	45,237	43,991
Future income taxes - long term (Note 3)	1,833,644	2,269,677
Total Assets	$25,370,348	$23,823,561

LIABILITIES
Bank indebtedness	$2,884,353	$2,617,294
Accounts payable and accrued liabilities	4,650,253	5,440,685
Current portion of long-term debt (Note 5)	718,185	670,794
	8,252,791	8,728,773
Long-term debt (Note 5)	3,577,515	3,781,375
	11,830,306	$12,510,148

SHAREHOLDERS’ EQUITY
Share capital (Note 6)
Common shares	26,756,715	25,835,587
Contributed surplus	1,917,199	1,593,258
Currency translation adjustment	3,291,558	2,894,754
Deficit	(18,425,430)	(19,010,186)
	13,540,042	11,313,413
Total Liabilities and Shareholders’ Equity	$25,370,348	$23,823,561

Leading Brands, Inc - Q2 REPORT	7

Leading Brands, Inc.
Consolidated Statement of Income (Loss) and Deficit

(UNAUDITED)	Three months	Three months	Six months	Six months
(EXPRESSED IN UNITED STATES DOLLARS)	ending	ending	ending	ending
	August 31, 2006	August 31, 2005	August 31, 2006	August 31, 2005

Gross Sales	$15,740,271	$11,395,415	$28,974,579	$20,551,158
Less: Discounts, rebates and slotting fees	(1,216,479)	(492,506)	(2,343,890)	(717,975)
Net Sales	14,523,792	10,902,909	26,630,689	19,833,183

Cost of sales	10,089,042	7,807,807	18,621,527	13,699,886
Selling, general & administration expenses	3,445,297	2,773,595	6,221,616	4,987,082
Amortization of property, plant and equipment	210,048	209,642	414,549	416,004
Amortization of deferred costs and other	20,194	22,468	41,509	44,639
Interest on long term debt	73,886	46,168	148,249	94,734
Interest on current debt	56,198	36,952	107,602	67,080
Loss on sale of assets	0	410	0	153
	13,894,665	10,897,042	25,555,052	19,309,578

Net income before taxes	629,127	5,867	1,075,637	523,605

Less: Income tax expense	309,214	163,968	490,881	381,270
Net income (loss)	319,913	(158,101)	584,756	142,335

Deficit, beginning of period	(18,745,343)	(17,434,322)	(19,010,186)	(17,734,758)

Deficit, end of period	$(18,425,430)	$(17,592,423)	$(18,425,430)	$(17,592,423)

EARNINGS (LOSS) PER SHARE
Basic	$0.02	($ 0.01)	$0.04	$0.01
Diluted	$0.02	($ 0.01)	$0.04	$0.01

Weighted average number of shares	15,467,590	15,058,439	15,290,956	15,051,754
outstanding - basic
Weighted average number of shares	16,616,784	Anti-dilutive	16,577,260	15,378,035
outstanding - diluted

8	Q2 REPORT - Leading Brands, Inc

Leading Brands, Inc.
Consolidated Statement of Cash Flows

(UNAUDITED)	Three months	Three months	Six months	Six months
(EXPRESSED IN UNITED STATES DOLLARS)	ending	ending	ending	ending
	August 31, 2006	August 31, 2005	August 31, 2006	August 31, 2005
Cash provided by (used in)

OPERATING ACTIVITIES
Net income (loss)	$319,913	($ 158,101)	$584,756	$142,335
Items not involving cash
Depreciation and amortization	230,242	232,110	456,058	460,643
Loss on sale of assets	-	410	-	153
Changes in non-cash operating working	(278,035)	(80,788)	(2,490,126)	(1,186,307)
capital items (Note 7)
Future income taxes	309,214	163,968	490,881	381,270
Stock based compensation expense (Note 6)	198,813	97,380	323,941	157,590
	780,147	254,979	(634,490)	(44,316)
INVESTING ACTIVITIES
Purchase of property, plant & equipment	(111,658)	(62,552)	(222,092)	(122,756)
Proceeds on sale of property,	-	-	-	6,556
plant & equipment
	(111,658)	(62,552)	(222,092)	(116,200)
FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(1,325,888)	(4,694)	212,348	562,621
Issuance of common shares	795,846	28,317	920,949	28,317
Repayment of long-term debt	(138,447)	(216,050)	(276,715)	(430,422)
	(668,489)	(192,427)	856,582	160,516

Cash, beginning and end of period	-	-	-	-

Interest paid	$130,212	$84,039	$247,481	$162,081
Income tax paid	-	-	-	-

Leading Brands, Inc - Q2 REPORT	9

Leading Brands, Inc.
Notes to Consolidated Financial Statements
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

1. BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements. Certain of the comparative figures have been reclassified to conform with the current period’s presentation.

Results of operations for interim periods are not necessarily indicative of annual results.

2. PREPAID EXPENSES AND DEPOSITS

	August 31, 2006	February 28, 2006

Slotting fees	$282,456	$483,173

Insurance premiums	129,217	78,984

Rental deposits and other	204,593	175,663

Total prepaid expenses and deposits	$616,266	$737,820

3. INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The Company continues to record current and future income tax amounts based on the Company’s results at the current income tax rate and expected net realizable value. Although the Company has tax loss carry-forwards and other future income tax assets, there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision.

4. GOODWILL

Goodwill is recorded at cost less amounts written off to reflect a permanent impairment in value. The change in the goodwill balance from February 28, 2006 is due to translation adjustments.

5. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants as at August 31, 2006. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

6. SHARE CAPITAL

Authorized:	August 31, 2006
Common shares without par value	500,000,000
Preferred shares without par value
designated into the following series:
Series “A” preferred shares, without par value	1,000,000
Series “B” preferred shares, without par value	100
Series “C” preferred shares, without par value	1,000,000
Series “D” preferred shares, without par value	4,000,000
Series “E” preferred shares, without par value	4,000,000
Undesignated	9,999,900
Issued: Common shares without par value
Outstanding at May 31, 2006	15,175,236
Issued	686,237
Outstanding at August 31, 2006	15,861,473

	Issued and	Weighted
Stock options granted, exercised and	outstanding	average
cancelled since May 31, 2006	options	exercise price
Outstanding at May 31, 2006	2,869,352	$ 1.13
Issued	115,000	4.96
Exercised	(686,237)	1.16
Cancelled	(25,833)	1.09
Outstanding at May 31, 2006	2,272,282	$ 1.32

At August 31, 2006, there were 1,487,957 vested options outstanding at an average exercise price of $1.12

10	Q2 REPORT - Leading Brands, Inc

In the quarter ended August 31, 2006, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions as follows: risk-free rate - 4.43%, dividend rate - 0%, volatility factor - 104.8% and weighted average expected life of the options in months - 120. Fair value - $4.586 per option.

7. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
	Aug 31, 2006	Aug 31, 2005	Aug 31, 2006	Aug 31, 2005

Accounts receivable	$188,820	$(938,576)	$(1,451,773)	$(1,562,541)

Inventory	(182,991)	(70,021)	(254,390)	(1,272,456)

Prepaid expenses	171,902	(397,248)	140,944	(575,744)

Accounts payable	(455,766)	1,325,057	(924,907)	2,224,434
and accrued
liabilities

Changes in non-	$(278,035)	$(80,788)	$(2,490,126)	$(1,186,307)
cash operating
working capital
items

8. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

9. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

Leading Brands, Inc - Q2 REPORT	11

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated premium beverage company .

Shareholder Information
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX .com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar .com .

Officers of the Company and its subsidiaries

Sinan ALZubaidi	Ralph D.McRae
VP of Bottling Operations	Chairman, President and Chief Executive Officer

Richard Chartier	Robert Mockford
VP of Business Development	VP of Operations

Jody Christopherson	Dave Read
VP of Sales, Western Canada	Executive Vice-President

Bill Franklin	Joanne Saunders
Senior VP of Operations	VP of Marketing

Donna Higgins, CGA	Pat Wilson
Chief Financial Offcer	VP of Sales, and
President – Leading Brands USA, Inc

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6

Tel: 604.685.5200     Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX .com

12	Q2 REPORT - Leading Brands, Inc